Exhibit 99.(c)(vi)

Confidential, Preliminary & Highly Illustrative for Discussion Purposes Materials for the Special Committee Goldman Sachs & Co. LLC January 29th, 2026 Goldman Sachs does not provide accounting, tax, or legal advice. Notwithstanding anything in this document to the contrary, and except as required to enable compliance with applicable securities law, you (and each of your employees, representatives, and other agents) may disclose to any and all persons the US federal income and state tax treatment and tax structure of the transaction and all materials of any kind (including tax opinions and other tax analyses) that are provided to you relating to such tax treatment and tax structure, without Goldman Sachs imposing any limitation of any kind.

Confidential, Preliminary & Highly Illustrative for Discussion Purposes

Goldman Sachs

2027 MA Advance Notice Has Resulted in a Material Pullback Across Healthcare

INVESTMENT BANKING

Market Reaction to 2027 MA Advance Notice

	2D Stock Price Reaction[1]	2D EV / NTM EBITDA Delta
Select Medical	(2.8)%	(0.1)x
Centene Corporation	(9.5)%	(1.1)x
Cigna healthcare	(2.9)%	(0.2)x
CVS Health	(11.7)%	(0.7)x
Elevance Health	(9.3)%	(0.8)x
Humana	(26.4)%	(2.3)x
Molina Healthcare	(7.0)%	(0.7)x
United Healthcare	(16.4)%	(1.9)x
Acute Care Peer Median[2]	(1.5)%	(0.0)x
Post Acute Peer Median[3]	(3.8)%	(0.5)x

Key Commentary

*"**CMS released its proposed 2027 Medicare Advantage** and Part D Advance Notice on January 26, **projecting an average payment increase of just 0.09%**, or about $700 million across the Medicare Advantage (MA) program. **The proposal fell short on Wall Street's expectations** and quickly influenced insurer stock prices, flagging how closely the industry tracks even small changes in federal payment policy"*

- Managed Healthcare Executive, 27-Jan-26

*"These proposed payment **policies are about making sure Medicare Advantage works better for the people it serves**. By strengthening payment accuracy and modernizing risk adjustment, **CMS is helping ensure beneficiaries continue to have affordable plan choices and reliable benefits, while protecting taxpayers from unnecessary spending** that is not oriented towards addressing real health needs."*

- Dr. Mehmet Oz, CMS Administrator, 27-Jan-26

*"Looking briefly to 2027, **the advanced notice published yesterday simply doesn't reflect the reality of medical utilization and cost trends**. We will **continue to work with CMS to ensure an appropriate final growth rate calculation** to avoid a profoundly negative impact on seniors' benefits and access to care. **That would be a deeply unfortunate result for a program that already is under funding pressure from the previous administration**, despite its track record of success serving seniors and taxpayers"*

- Timothy Noel, CEO UnitedHealthcare, 27-Jan-26

Source: FactSet, Market data as of 28-Jan-26
[1] Represents delta between closing prices on 26-Jan-26 and 28-Jan-26. [2] Acute care peers include HCA, Tenet, UHS, Community Health, and Ardent. [3] Post acute peers include Encompass, USPH, Enhabit, Addus, Aveanna, OptionCare, Surgery Partners, Davita, and Fresenius.

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2 Confidential, Preliminary & Highly Illustrative for Discussion Purposes Stallion Buyer Consortium Has Been Engaged in Diligence Since Data Room Opened 15-Jan Initial Indication of Interest ◼ $16.00 – $16.20 VDR Users ◼ WCAS: 6 ◼ JP Morgan: 6 ◼ Wells Fargo: 5 ◼ Barclays: 4 ◼ Ropes Gray: 12 ◼ Cravath: 7 ◼ PwC: 8 Documents Available ◼ 8,352 Diligence Calls ✓ 1/27-1/28: Management Presentation ◼ TBC: Discussion on separability of business segments ◼ TBD: Additional calls requests across functional areas (legal, regulatory, tech, etc.) ◼ Operational — Capacity and occupancy metrics — De-novo, JV partnerships, and acquisition pipeline — Clinical quality metrics — Third-party vendor spend ◼ Finance & Accounting — Segment level financials — Financial forecast and underlying assumptions — Corporate costs — Growth vectors across each segment — Strategic JV expansions ◼ Human Resources — Labor productivity metrics — Labor inflation and wage growth — Employee census — Employment-related claims ◼ Legal / Compliance / Tax — Legal structure — Tax returns — Intercompany transactions — LTACH compliance ◼ Technology — Product and service roadmaps — IT spend — Cybersecurity practices — AI strategy Diligence Process Summary Key Areas of Focus \\firmwide.corp.gs.com\ibdroot\projects\IBD-NY\sapient2025\977110_1\Presentations\8. Special Committee Process Update\Excel\Content Engagement Report.xlsx 63% of Diligence Requests Have Been Closed To-Date (160 of 254 Total Requests)

3 Confidential, Preliminary & Highly Illustrative for Discussion Purposes Company Key Contacts Strategic UNH ◼ Wayne DeVeydt, CFO ◼ Rich Mattera, Chief Development Officer HCA ◼ Sam Hazen, CEO ◼ Monica Cintado, Enterprise Development THC ◼ Saum Sutaria, CEO ◼ Mike Maloney, EVP Corporate Development Encompass ◼ Mark Tarr, President & CEO Sponsor Carlyle ◼ Bobby Schmidt, Global Co-Head of HC CD&R ◼ Ravi Sachdev, Head of Healthcare KKR ◼ Max Lin, Head of Health Care LGP ◼ Pete Zippelius, Partner TPG ◼ Jeff Rhodes, Managing Partner ◼ Katherine Wood, Partner Would have strategics / sponsors on LHS that we suggested for outreach And then bifurcate RHS into 3 buckets: Interested / Not interested / Awaiting feedback First bucket would have no names Encompass a pass Speaking to United on Friday Tenet encompass and HCA all no LGP and KKR a no so far Cd&r also a no Source: FactSet as of 27-Jan-2025 Parties Suggested for Outreach Feedback To Date Interested None Awaiting Feedback Not Interested Feedback from Parties to Date Suggests Limited Interest in Potential Acquisition Call scheduled 30-Jan

4 Confidential, Preliminary & Highly Illustrative for Discussion Purposes Potential Next Steps from Here ◼ Requires buyer consortium to formalize a revised view on value based on information provided since initial bid was submitted in November 2025, indicating their seriousness and conviction in their offer — Allows consortium to outline remaining diligence required to reach announcement ◼ Potential to accelerate overall M&A timeline, with clarity around what additional information and time commitment from management may be needed to complete process Benefits of Requesting Consortium to Re-Bid Based on Diligence to Date Considerations Around Requesting Consortium to Re-Bid Based on Diligence to Date ◼ Potential for buyer consortium to maintain initial bid range without completing thorough due diligence across all functional areas — Additional diligence may be needed for consortium to uncover all potential synergies, growth opportunities, and value creation opportunities with a separation of CIRH ◼ Consortium may view timeline as rushed, with only 1 in-person management presentation completed to date ◼ Additional time could allow consortium to investment more significant time and financial resources into extensive due diligence, demonstrating a higher level of commitment to the transaction, and therefore come back with a potentially higher and more informed bid — Revised bid that results from extensive diligence may be perceived as more credible There are several benefits and considerations the Committee should consider as to when to request a re-bid from the Consortium ◼ A re-bid in the near term allows the Committee to elicit additional information from Consortium shortly — A request for an update on valuation and a timeline to announcement may force the Consortium to crystallize its view on value — Potentially results in Consortium remaining firm on valuation and citing recent MA headwinds as a potential risk that has emerged since their initial proposal ◼ Alternatively, providing additional information and management access has several potential benefits — Potential to increase Consortium’s conviction as they devote additional time and resources to the opportunity — Potentially allows MA environment to further settle — Requires careful messaging to ensure that it does not signal current proposal is adequate

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